UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Contents

On November 9, 2016, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) about the unusual movements presented during November 9, 2016 in the trading volumes of the securities identified with ticker symbol “CEMEXCPO”. CEMEX informed the Mexican Stock Exchange that it was not aware of the causes that may have initiated the unusual movements and that these correspond to market conditions.

As provided by Article 53 of the General Provisions Applicable to Securities Issuers and Other Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores), CEMEX also informed the Mexican Stock Exchange that it has no knowledge of any of its shareholders, members of its board of directors, its senior management or CEMEX itself, through the repurchase of shares, having executed any transaction with securities issued by CEMEX, which could have had any relation with the unusual movements in the trading of said securities on November 9, 2016. If, subsequently, CEMEX has any additional information related to these movements, such information will be disclosed during November 9, 2016 or no later than the next business day as required under applicable laws.

This clarification is made as requested by the Mexican Stock Exchange, as per Article 106 of the Securities Market Law (Ley del Mercado de Valores) and Article 50, next to last paragraph, of the General Provisions Applicable to Securities Issuers and Other Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.

(Registrant)

Date:	November 9, 2016	By:	/s/ Rafael Garza

Name: Rafael Garza
Title: Chief Comptroller